SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 August 2005

NATIONAL GRID plc (formerly National Grid Transco plc)
(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ X ]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By: /s/ David C. Forward _________

Name: David C. Forward
Title: Assistant Secretary

Date: 1 August 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
For the month of July, and 1 August 2005

National Grid plc (formerly National Grid Transco plc) 1-3 Strand London, WC2N 5EH United Kingdom

DATE	DETAILS
1.8.05	Listing of New Ordinary Shares and B Shares
29.7.05	Barclays interest increased to 4.6%
29.7.05	NG Quest operation
29.7.05	IFRS Conversion Statement
27.7.05	Return of Cash- Filing of Prospectus
27.7.05	Amended Result of AGM/EGM Poll
22.7.05	Deutsche Bank- interest at 3%
20.7.05	Investor Seminar- UK Gas and Wireless Infrastructure
20.7.05	B shares- Commencement of Conditional Dealings
18.7.05	Quest Operation
18.7.05	ESOT Operation- transfer of shares to participants
11.7.05	Directors Interests - Share Incentive Plan - monthly update
6.7.05	Notification of Capital Group's interest reduced to 6.97%.
6.7.05	ESOT Operation- purchase of more shares
5.7.05	Quest Operation

Note:	In addition, during the month of July, SEC filings on Form 6-K were made on the day of the following releases:
26.7.05 AGM and EGM Poll Results, Change of name approved Return of cash approval

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc (formerly National Grid Transco plc) 1-3 Strand London, WC2N 5EH United Kingdom

For the month of July, and 1 August 2005

National Grid Transco plc (NGT)
5 July 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser, and R J Urwin, technically ceased to be interested in 27,073 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

6 July 2005
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
--------------------------------------------------------------------------

NGT today received notification from The Capital Group Companies, Inc., that its notifiable interest was 6.97% (215,458,765 shares) at 4 July 2005.

6 July 2005
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the purchase of a further 216,500 NGT shares yesterday, at a market price of 534.03p per share, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 240,910 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
11 July 2005

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 48,625 NGT ordinary shares under the scheme was confirmed by the Trustee, the shares having been purchased in the market on Thursday 7 July 2005, at a price of 519.9 pence per share, on behalf of some 2,810 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	24	563,176
Roger Urwin	24	1,535,543

Monday 18 July 2005
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT last Friday received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the transfer of 216,962 NGT shares to participants on 15 July 2005, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 23,948 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
Monday 18 July 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
---------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser, and R J Urwin, technically ceased to be interested in 22,713 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

20 July 2005
National Grid Transco plc

Commencement of conditional dealings in B Shares on the London Stock Exchange

Following the announcement of details of the Return of Cash on 6 June 2005, National Grid Transco plc notes that conditional dealings in B Shares will commence tomorrow on the London Stock Exchange.

It is expected that admission to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission") will become effective and that unconditional dealings in the B Shares will commence on 1 August 2005. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

Enquiries:

National Grid Transco plc

Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172

Media
Clive Hawkins	+44 (0) 20 7004 3147

JPMorgan Cazenove, Broker to National Grid Transco
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid Transco
Anthony Carlisle	+44 (0)7973 611888

Additional Information:
In the United States, National Grid Transco plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid Transco plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

20 July 2005

National Grid Transco investor seminar
UK Gas Distribution and Wireless Infrastructure

National Grid Transco is today holding a seminar for analysts and investors covering two of its businesses, UK Gas Distribution and Wireless Infrastructure.

The seminar will include presentations from Steve Holliday and Edward Astle, the main board directors respectively responsible for these businesses, as well as from key management from within their teams. No inside information will be announced at the seminar.

The seminar will begin at 09.30 (UK time), with registration and refreshments from 09.00, and will take place at Cazenove, 20 Moorgate, London EC2A 6DA. The seminar will close at 13.00 with a buffet lunch at which Roger Urwin, the Group Chief Executive, and Steve Lucas, the Group Finance Director, will also be present.

A live webcast of the seminar will be available at www.ngtgroup.com. A replay of the webcast will be available on this website later today.

Investor contacts

Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Debbie Taylor	+44 (0)20 7004 3169	+44 (0)7787 568375(m)

National Grid Transco plc ('NGT')
22 July 2005

Notification of Interest in NGT Ordinary Shares, Pursuant
to Sections 198 to 208 of The Companies Act 1985
--------------------------------------------------------------------------

NGT has today received a notification from Deutsche Bank AG, that it had, together with its subsidiary companies, a notifiable interest in 3.05% of NGT ordinary shares (94,329,597 shares) at 22 July 2005.

27 July 2005

National Grid plc ('the Company')

AGM and EGM Poll Results (Amendment)

The Company yesterday announced the results of the voting on resolutions at the Annual General Meeting and Extraordinary General Meeting held on Monday 25th July 2005.

A review of the poll results has highlighted an error, caused by the transposition of figures by the scrutineers.

The results of the resolutions, all decided by way of poll, were not affected as the error was not material.

Resolution	Details	For (% of shares voted)	Against (% of shares voted)
AGM
1	To receive the Annual Report and Accounts	99.79	0.21
2	To declare a final dividend	99.93	0.07
3	To reappoint John Allan	99.65	0.35
4	To reappoint Paul Joskow	99.55	0.45
5	To reappoint Roger Urwin	99.22	0.78
6	To reappoint John Grant	99.35	0.65
7	To reappoint Steve Holliday	99.21	0.79
8	To reappoint PricewaterhouseCoopers LLP as auditors and set their remuneration	99.41	0.59
9	To approve the Directors' Remuneration Report	97.85	2.15
10*	To change the name of the Company to National Grid plc	99.74	0.26
11*	To amend the memorandum of association	99.78	0.22
12*	To adopt new articles of association	99.74	0.26

EGM
1*	To approve the Return of Cash	99.59	0.41
2	To authorise the Directors to allot shares	99.19	0.81
3*	To disapply pre-emption rights	99.43	0.57
4*	To authorise the Company to purchase its own shares	99.84	0.16
5*	To amend the articles of association	99.69	0.31

* Special resolution

27 July 2005
National Grid plc
Return of Cash - Filing of Prospectus

Following the announcement of details of the Return of Cash on 6 June 2005, National Grid plc announces that it has today filed a prospectus in connection with the proposed listing of B Shares with the Financial Services Authority in accordance with the Prospectus Rules.

Two copies of the Prospectus have been submitted to the Financial Services Authority and will be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS (Tel: 020 7000 1000).

Copies of the Prospectus will be available from or can be inspected at the registered office of National Grid plc (1-3 Strand, London WC2N 5EH) and the offices of Linklaters (One Silk Street, London EC2Y 8HQ).

Enquiries:

National Grid plc

Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172

Media
Clive Hawkins	+44 (0) 20 7004 3147

JPMorgan Cazenove, Broker to National Grid
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid Transco
Anthony Carlisle	+44 (0)7973 611888

Additional Information:
In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Overview
With effect from 1 April 2005, National Grid plc (formerly National Grid Transco plc) is required to report its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The first results required to be published under IFRS will cover the six month period ending 30 September 2005, scheduled to be reported in November 2005 and the first full set of financial statements to be published under IFRS will cover the year ending 31 March 2006.

This IFRS conversion statement presents the impact of conversion from UK generally accepted accounting principles (UK GAAP) to IFRS on the primary statements and selected notes for the comparative information to be included in the financial statements for the year ending 31 March 2006. As permitted by the US Securities and Exchange Commission, only one year of IFRS comparatives will be included in the financial statements for the year ending 31 March 2006 and hence the results for the year ended 31 March 2004 are not presented under IFRS. The IFRS conversion statement does not constitute a full set of financial statements in compliance with IFRS with all the related disclosures.

In the 2004/05 Annual Report and Accounts, unaudited reconciliations between UK GAAP and IFRS for operating profit, profit before tax, profit for the year and earnings were presented as well as a reconciliation of the impact of IFRS on net assets. This IFRS conversion statement provides additional information on the effect of conversion to IFRS on the income statement, balance sheet, cash flow statement, statement of recognised income and expense, movements in shareholders' equity, segmental information and information on discontinued operations.

The IFRS information in this statement is presented on the basis that it is expected to appear as comparatives in the consolidated financial statements for the year ending 31 March 2006. The four regional gas distribution networks sold on 1 June 2005 have therefore been presented separately as discontinued operations for the purpose of this statement, even though they did not meet the criteria to qualify as discontinued operations under IFRS as at 31 March 2005.

As permitted by International Financial Reporting Standard No. 1 First-time Adoption of IFRS (IFRS 1), the comparative balance sheet at 31 March 2005 and income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of International Accounting Standard No. 39 Financial Instruments: Recognition and Measurement (IAS 39) and International Accounting Standard No. 32 Financial Instruments: Disclosure and Presentation (IAS 32) on 1 April 2005. Summary disclosures on the impact of IAS 39 and IAS 32 as at 1 April 2005 are included within this statement.

Cautionary statement

IFRS is subject to interpretation by the International Financial Reporting Interpretations Committee. Further standards may be issued that need to be adopted for the year ending 31 March 2006 or subsequently. Also, the number of new and revised standards within IFRS means that there is not yet a significant established practice from which to draw conclusions on the application and interpretation of IFRS. As a consequence, there is a possibility that the comparatives included in the financial statements for the year ending 31 March 2006 may differ from the amounts presented in this IFRS conversion statement.

The financial information set out in this statement relating to the year ended 31 March 2005 does not constitute statutory accounts for that period. Full audited accounts of National Grid plc in respect of that financial period in accordance with UK GAAP (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

CONTACT DETAILS

Investors

Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 35173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Special purpose audit report of PricewaterhouseCoopers LLP to National Grid plc (formerly National Grid Transco plc ("the Company")) on its International Financial Reporting Standards conversion statement

We have audited the accompanying Group IFRS balance sheet of National Grid plc and its subsidiaries (the "Group") at 31 March 2005, the Group IFRS income statement, Group statement of recognised income and expense, Group movements in shareholders' equity and Group cash flow statement for the year ending 31 March 2005, the related notes 1 to 8, the transition adjustments relating to the adoption of IAS 39 and IAS 32 set out in note 9 and the Provisional Accounting Policies set out in Appendix 1 on pages 20 to 24, prepared in accordance with the Basis of preparation (hereinafter referred to as the "IFRS financial information").

The IFRS financial information has been prepared by the Group as part of its transition to IFRS and to establish the financial position and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ending 31 March 2006.

Respective responsibilities of Directors and PricewaterhouseCoopers LLP

The Directors of the Company are responsible for the preparation of the IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to the Company our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation set out in note 1 and the Provisional Accounting Policies set out in Appendix 1 on pages 20 to 24.

This report, including the opinion, has been prepared for, and only for, the Company for the purposes of assisting with the Group's transition to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information contained in this IFRS conversion statement and consider whether it is consistent with the above defined IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information. The other information comprises the Overview, Cautionary statement, Appendix 2 and Appendix 3.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the Basis of preparation explains that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first complete set of IFRS financial statements for the year ending 31 March 2006. This is because Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that the Group may choose to adopt for the year ending 31 March 2006.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Special purpose audit report of PricewaterhouseCoopers LLP to National Grid plc (formerly National Grid Transco plc) on its International Financial Reporting Standards conversion statement (continued)

Additionally, without qualifying our opinion, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ending 31 March 2006 may be subject to change.

Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information comprising the Group IFRS balance sheet at 31 March 2005, the Group IFRS income statement, Group statement of recognised income and expense, Group movements in shareholders' equity and Group cash flow statement for the year ending 31 March 2005, the related notes 1 to 8, the transition adjustments relating to the adoption of IAS 39 and IAS 32 set out in note 9, and the Provisional Accounting Policies set out in Appendix 1 on pages 20 to 24 have been prepared, in all material respects, in accordance with the Basis of preparation and Provisional Accounting Policies, which describe how IFRS have been applied under IFRS 1, including the assumptions made by the Directors of the Company about the standards and interpretations expected to be effective and the policies expected to be adopted when the Directors of the Company prepare the first complete set of IFRS financial statements of the Group for the year ending 31 March 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2005

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Group income statement for the year ended 31 March 2005
		As previously measured under UK GAAP	IFRS measurement adjustments (note 2(b))	IFRS presentation adjustments (note 2(c))	IFRS discontinued operations (note 3(f))	Remeasured under IFRS
	Notes	£m	£m	£m	£m	£m
		=========	=========	=========	=========	=========
Group revenue	3(a)	8,521	(37)	-	(1,102)	7,382
Other operating income	4	-	-	70	-	70
Operating costs	5	(6,676)	700	-	666	(5,310)
		-----------	-----------	-----------	-----------	-----------
Operating profit of Group undertakings		1,845	663	70	(436)	2,142
Share of joint ventures' operating profit		7	-	(7)	-	-
		-----------	-----------	-----------	-----------	-----------
Operating profit
- Before exceptional items and goodwill amortisation	3(b)	2,212	599	63	(510)	2,364
- Exceptional items	6	(251)	(45)	-	74	(222)
- Goodwill amortisation		(109)	109	-	-	-
Total operating profit	3(c)	1,852	663	63	(436)	2,142
Non-operating exceptional items	6	83	-	(83)	-	-
Net finance costs		(783)	69	8	-	(706)
Share of post-tax results of joint ventures		-	-	3	-	3
		-----------	-----------	-----------	-----------	-----------
Profit before taxation		1,152	732	(9)	(436)	1,439
Taxation
- Excluding exceptional items		(324)	(235)	1	153	(405)
- Exceptional items	6	79	19	1	(13)	86
Total taxation	7	(245)	(216)	2	140	(319)
		-----------	-----------	-----------	-----------	-----------
Profit from continuing operations after taxation
- Before exceptional items and goodwill amortisation		1,105	433	75	(357)	1,256
- Exceptional items	6	(89)	(26)	(82)	61	(136)
- Goodwill amortisation		(109)	109	-	-	-
Profit for the year from continuing operations		907	516	(7)	(296)	1,120
Profit for the year from discontinued operations	3(f)	-	-	8	296	304
		-----------	-----------	-----------	-----------	-----------
Profit for the year		907	516	1	-	1,424
Loss for the year attributable to minority interests		1	-	(1)	-	-
		-----------	-----------	-----------	-----------	-----------
Profit for the year attributable to equity shareholders
- Continuing operations before exceptional items		1,106	433	74	(357)	1,256
- Discontinued operations before exceptional items	3(f)	-	-	(5)	357	352
- Exceptional items - continuing operations	6	(89)	(26)	(82)	61	(136)
- Exceptional items - discontinued operations	6	-	-	13	(61)	(48)
- Goodwill amortisation		(109)	109	-	-	-
Profit for the year attributable to equity shareholders		908	516	-	-	1,424
		=========	=========	=========	=========	=========
Earnings per share

- Basic	8	29.5p	16.7p	-	-	46.2p
- Diluted	8	29.3p	16.7p	-	-	46.0p
Earnings per share from continuing operations
- Basic	8					36.3p
- Diluted	8					36.2p
		=========	=========	=========	=========	=========

An explanation of the nature of the IFRS adjustments is given in note 2 to this statement. An analysis of the IFRS measurement and presentation adjustments is included in Appendix 2.

An analysis of discontinued operations is shown in note 3(f).

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Group balance sheet at 31 March 2005
		As previously measured under UK GAAP	IFRS measurement adjustments (note 2(b))	IFRS presentation adjustments (note 2(c))	Remeasured under IFRS
	Notes	£m	£m	£m	£m
		==========	==========	==========	==========
Non-current assets
Goodwill		2,003	18	-	2,021
Other intangible assets		-	183	175	358
Property, plant and equipment		17,746	5,082	(175)	22,653
Investments in joint ventures		17	-	-	17
Deferred tax assets		-	336	-	336
Other receivables		2,498	(2,402)	-	96
Available for sale investments		131	-	-	131
		-----------	-----------	-----------	-----------
Total non-current assets		22,395	3,217	-	25,612
		-----------	-----------	-----------	-----------
Current assets
Inventories		101	-	-	101
Trade and other receivables		1,545	(396)	-	1,149
Financial investments		570	-	(172)	398
Cash and cash equivalents		100	-	172	272
		-----------	-----------	-----------	-----------
Total current assets		2,316	(396)	-	1,920
		-----------	-----------	-----------	-----------
Total assets	3(d)	24,711	2,821	-	27,532
		-----------	-----------	-----------	-----------
Current liabilities
Bank overdrafts		(18)	-	-	(18)
Borrowings		(3,238)	(5)	-	(3,243)
Trade and other payables		(2,789)	452	-	(2,337)
Current tax liabilities		(103)	-	-	(103)
Provisions		-	-	(273)	(273)
		-----------	-----------	-----------	-----------
Total current liabilities
		(6,148)	447	(273)	(5,974)
		-----------	-----------	-----------	-----------
Non-current liabilities
Borrowings		(10,963)	(62)	(22)	(11,047)
Other non-current liabilities		(1,837)	(592)	-	(2,429)
Deferred tax liabilities		(3,036)	(157)	-	(3,193)
Retirement and other post-retirement benefit obligations		(512)	(1,770)	-	(2,282)
Provisions		(824)	39	273	(512)
		-----------	-----------	-----------	-----------
Total non-current liabilities
		(17,172)	(2,542)	251	(19,463)
		-----------	-----------	-----------	-----------
Total liabilities	3(d)	(23,320)	(2,095)	(22)	(25,437)
		-----------	-----------	-----------	-----------
Net assets	2(a)	1,391	726	(22)	2,095
		==========	==========	==========	==========

Equity
Called up share capital		309	-	-	309
Share premium account		1,289	-	-	1,289
Retained earnings		4,892	659	73	5,624
Other reserves		(5,131)	67	(73)	(5,137)
		-----------	-----------	-----------	-----------
Total shareholders' equity		1,359	726	-	2,085
Minority interests		32	-	(22)	10
		-----------	-----------	-----------	-----------
Total equity		1,391	726	(22)	2,095
		==========	==========	==========	==========

An explanation of the nature of the IFRS adjustments is given in note 2 to this statement. An analysis of the IFRS measurement and presentation adjustments is included in Appendix 3.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Group statement of recognised income and expense for the year ended 31 March 2005

		As previously measured under UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	Remeasured under IFRS
	Notes	£m	£m	£m	£m
		=========	=========	=========	=========
Exchange adjustments (net of tax)		(73)	69	(2)	(6)
Actuarial gains and losses (net of tax)	2(b)(v)	-	187	-	187
		-----------	-----------	-----------	-----------
Net (expense)/income recognised directly in equity		(73)	256	(2)	181
Profit for the year	2(a)	907	516	1	1,424
		-----------	-----------	-----------	-----------
Total recognised income and expense for the year		834	772	(1)	1,605
		=========	=========	=========	=========

Group movements in shareholders' equity for the year ended 31 March 2005

		As previously measured under UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	Remeasured under IFRS
	Notes	£m	£m	£m	£m
		=========	=========	=========	=========
At 1 April 2004	2(d)	1,271	(149)	(38)	1,084
Net (expense)/income recognised directly in equity		(73)	256	(2)	181
Profit for the year attributable to equity shareholders		908	516	-	1,424
Dividends	2(b)(vii)	(731)	103	-	(628)
Redemption of non-equity minority interest	2(c)(i)	(18)	-	18	-
Issue of share capital		9	-	-	9
Movement in shares held in employee share trusts		5	-	-	5
Employee option scheme issues (net of tax)		20	-	-	20
		-----------	-----------	-----------	-----------
At 31 March 2005
	2(a)	1,391	726	(22)	2,095
		=========	=========	=========	=========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Group cash flow statement for the year ended 31 March 2005
	As previously measured under UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	IFRS discontinued operations	Remeasured under IFRS
	£m	£m	£m	£m	£m
	==========	==========	==========	==========	==========
Cash flows from operating activities
Operating profit	1,845	663	70	(436)	2,142
Adjustments for:
Exceptional items	251	45	-	(74)	222
Depreciation and amortisation	1,132	(137)	-	(176)	819
Share based payment charge	16	-	-	(4)	12
Changes in working capital	(106)	(26)	-	65	(67)
Changes in provisions	(35)	(88)	-	4	(119)
Changes in post-retirement benefit obligations	-	22	-	-	22
	-----------	-----------	-----------	-----------	-----------
Cash flows before exceptional items - continuing operations	3,103	479	70	(621)	3,031
Cash flows relating to exceptional items	(194)	-	-	74	(120)
Cash flows relating to discontinued operations	-	-	-	547	547
	-----------	-----------	-----------	-----------	-----------
Cash generated from operations	2,909	479	70	-	3,458
Tax paid - continuing operations	(150)	-	-	98	(52)
Tax paid - discontinued operations	-	-	-	(98)	(98)
	-----------	-----------	-----------	-----------	-----------
Net cash inflow from operating activities	2,759	479	70	-	3,308
	-----------	-----------	-----------	-----------	-----------

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(1,122)	-	-	-	(1,122)
Purchase of investments	(16)	-	16	-	-
Sale of investments	8	-	-	-	8
Purchases of intangible assets	-	(1)	(78)	-	(79)
Purchases of property, plant and equipment	(1,354)	(474)	78	323	(1,427)
Disposals of property, plant and equipment	92	-	(70)	-	22
Net movements in financial investments	(54)	-	(5)	-	(59)
Dividends received from joint ventures	5	-	-	-	5
	-----------	-----------	-----------	-----------	-----------
Cash flows used in continuing operations investing activities	(2,441)	(475)	(59)	323	(2,652)
Cash flows relating to discontinued operations	-	-	-	(323)	(323)
	-----------	-----------	-----------	-----------	-----------
Net cash used in investing activities	(2,441)	(475)	(59)	-	(2,975)
	-----------	-----------	-----------	-----------	-----------

Cash flows from financing activities

Proceeds from issue of share capital	13	-	-	-	13
Increase in borrowings	1,068	-	(16)	-	1,052
Net interest paid	(755)	(4)	(3)	-	(762)
Dividends paid to shareholders	(628)	-	-	-	(628)
Dividends paid to minority interests	(3)	-	3	-	-
	-----------	-----------	-----------	-----------	-----------
Net cash used in financing activities	(305)	(4)	(16)	-	(325)
	-----------	-----------	-----------	-----------	-----------
Net increase / (decrease) in cash and cash equivalents	13	-	(5)	-	8
Exchange movements	(1)	-	-	-	(1)
Cash and cash equivalents at start of year	70	-	177	-	247
	-----------	-----------	-----------	-----------	-----------
Cash and cash equivalents at end of year	82	-	172	-	254
	==========	==========	==========	==========	==========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

1. Basis of preparation

This IFRS conversion statement has been prepared to present the impact of conversion from UK generally accepted accounting principles (UK GAAP) to IFRS on the primary statements and selected notes to be included as comparative information in the financial statements for the year ending 31 March 2006. The IFRS conversion statement does not constitute a full set of statutory financial statements in compliance with the disclosure requirements of IFRS or as defined in Section 240 of the Companies Act 1985.

The IFRS information in this statement is presented on the basis that it is expected to appear as comparatives in the consolidated financial statements for the year ending 31 March 2006. The four regional gas distribution networks sold on 1 June 2005 have therefore been presented separately within the Group income statement as discontinued operations for the purpose of this IFRS conversion statement, even though they did not meet the criteria to qualify as discontinued operations as at 31 March 2005.

The conversion to IFRS has been prepared on the basis of the provisional accounting policies to be adopted by the Group for the year ending 31 March 2006 as presented in Appendix 1. The provisional accounting policies and/or the quantified impact of conversion to IFRS could change if new standards, interpretations or accounting guidance were to apply to IFRS in the year ending 31 March 2006.

The balance sheet at 31 March 2005 and income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of International Accounting Standard No. 39 Financial Instruments: Recognition and Measurement (IAS 39) and International Accounting Standard No. 32 Financial Instruments: Disclosure and Presentation (IAS 32). The impact of the adoption of IAS 39 and IAS 32 at 1 April 2005 is set out in note 9.

2. IFRS adjustments and reconciliations from UK GAAP to IFRS

(a) Reconciliation of profit for the year and net assets under UK GAAP to IFRS

The following tables show the effect of IFRS measurement and presentation adjustments on profit for the year and net assets measured under UK GAAP as a consequence of applying IFRS measurement principles as compared with UK GAAP:

For the year ended 31 March 2005	Notes	£m
		=========
Profit for the year before minority interests under UK GAAP		907

IFRS measurement adjustments
Replacement expenditure - gross	2(b)(i)	344
Replacement expenditure - depreciation	2(b)(i)	(108)
Derecognition of regulatory assets	2(b)(ii)	151
Goodwill amortisation	2(b)(iii)	109
Amortisation of intangible assets other than goodwill	2(b)(iv)	(4)
Pensions and other post-retirement benefits	2(b)(v)	41
Deferred taxation	2(b)(vi)	(11)
Other adjustments	2(b)(viii)	(6)
		516
IFRS presentation adjustments
Non-equity minority interests	2(c)(i)	(2)
Share of results of joint ventures	2(c)(iii)	3
		1
		-----------
Profit for the year under IFRS		1,424
Less: profit for the year under IFRS - discontinued operations	3(f)	(304)
		-----------
Profit for the year under IFRS - continuing operations		1,120
		=========

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

2. IFRS adjustments and reconciliations from UK GAAP to IFRS (continued)

At 31 March 2005	Notes	£m
		=========
Net assets under UK GAAP		1,391

IFRS measurement adjustments
Replacement expenditure	2(b)(i)	3,014
Derecognition of regulatory assets	2(b)(ii)	(1,613)
Goodwill	2(b)(iii)	18
Intangible assets other than goodwill	2(b)(iv)	99
Pensions and other post-retirement benefits	2(b)(v)	(1,149)
Deferred taxation	2(b)(vi)	(95)
Proposed final dividend	2(b)(vii)	469
Other adjustments	2(b)(viii)	(17)
		726
IFRS presentation adjustments
Non-equity minority interests	2(c)(i)	(22)
		-----------
Net assets under IFRS		2,095
		=========

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

(b) IFRS measurement adjustments
The following notes relate to the measurement adjustments included in the income statement and balance sheet. Further analysis is given in Appendices 2 and 3.

(i) Replacement expenditure (repex)
Repex represents the cost of planned replacement of gas mains and services assets, the vast majority of which relate to the Group's UK Gas Distribution business. Under UK GAAP, repex is written off to the profit and loss account as incurred. Under IFRS, it is capitalised and depreciated over its useful economic life. The adjustment to net assets reflects the cumulative capitalisation of this expenditure net of related cumulative depreciation.

(ii) Derecognition of regulatory assets
Regulatory assets arise when a US-based public utility, authorised by its regulator, defers to its balance sheet certain costs or revenues which will be recovered from or passed on to customers through future rate changes. These assets are currently recognised in the balance sheet under UK GAAP. Under IFRS, regulatory assets are not permitted to be recognised in the balance sheet. Instead, costs are charged to the income statement when incurred and recoveries from customers are recognised when receivable.

(iii) Goodwill and goodwill amortisation
In accordance with IFRS 1, the Group has not restated any business combinations that occurred prior to 31 March 2004 and goodwill at 1 April 2004, which mainly related to US businesses, has therefore not been adjusted from the amount calculated under UK GAAP.

Goodwill arising on the acquisition of the UK operations of Crown Castle International Corp. during the year ended 31 March 2005 has been remeasured under IFRS, resulting in a reduction in goodwill of £90m, principally relating to the recognition of intangible assets partially offset by higher deferred tax liabilities recognised on the acquisition under IFRS.

In addition, an adjustment has been recorded in respect of goodwill amortisation of £109m. Under UK GAAP, goodwill is amortised over a period of 20 years, whilst under IFRS goodwill amortisation ceased from 1 April 2004 onwards. IFRS instead requires that goodwill is reviewed for impairment on an annual basis or when indicators of impairment are identified.

(iv) Intangible assets other than goodwill and related amortisation
In a business combination, IFRS requires fair values to be attributed to intangible assets that are not recognised under UK GAAP together with associated deferred tax balances. A corresponding reduction in goodwill arises as a consequence. The acquisition of the UK operations of Crown Castle International Corp. during the year ended 31 March 2005 resulted in the recognition under IFRS of certain intangibles, amounting to £188m at the date of acquisition, which are being amortised on a straight-line basis over periods ranging from 10 to 25 years.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

2. IFRS adjustments and reconciliations from UK GAAP to IFRS (continued)

(v) Pensions and other post-retirement benefits
Under UK GAAP, the Group's pensions and other post-retirement benefits are accounted for under SSAP 24. Under IFRS, these benefits are accounted for under IAS 19, with the Group recognising all of its net pension and other post-retirement benefit obligations in the balance sheet at 1 April 2004 with a corresponding adjustment to opening reserves. There are also differences in the measurement of the annual pension expense under IAS 19 compared with SSAP 24.

(vi) Deferred taxation
Under UK GAAP, deferred tax is recognised in respect of timing differences. Under IFRS, deferred tax is recognised in respect of temporary differences, being the differences between the book recorded value and the tax base of assets and liabilities. The adoption of IFRS resulted in a reduction in the net deferred tax liability of £179m, principally reflecting the tax effect of the other IFRS adjustments recorded.

(vii) Proposed final dividend
Under UK GAAP, final ordinary dividends are recorded as a liability in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under IFRS, dividends are not provided until approved.

(viii) Other measurement adjustments
Other differences on transition from UK GAAP to IFRS for the year ended 31 March 2005 are not individually material and relate to recognition of finance lease obligations and the related finance lease assets, certain intangible assets and the timing of recognition of provisions.

(c) IFRS presentation adjustments
The following notes relate to the presentation adjustments included in the income statement and balance sheet. Further analysis is given in Appendices 2 and 3.

(i) Non-equity minority interests
In the income statement, under UK GAAP, dividends paid to non-equity minority interests are included within "Loss for the year attributable to minority interests". Under IFRS, this amount is included within "Net finance costs".

Under UK GAAP, non-equity minority interests are shown separately from shareholders' equity within capital and reserves. Under IFRS this amount is included within liabilities, resulting in lower net assets.

(ii) Gains on disposal of property, plant and equipment
Under UK GAAP, gains and losses on disposal of properties by our property management business are included within exceptional items, even though these are considered to be part of the normal recurring operating activities of the Group. Under IFRS such gains and losses are included within other operating income.

(iii) Share of results of joint ventures
Under UK GAAP, the Group's share of the joint ventures' operating profits, interest and tax are classified within their respective profit and loss account captions. IFRS instead requires that, where equity accounting is adopted, the post-tax share of results from joint ventures is separately disclosed as a single line-item in the income statement.

(iv) Profit on disposal of joint venture
Under UK GAAP, the profit on disposal of a joint venture has been disclosed as a non-operating exceptional item. Under IFRS, this profit has been disclosed within the single line-item "profit from discontinued operations" in the income statement.

(v) Cash and cash equivalents
Under UK GAAP, cash excludes short-term highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant change in value. Under IFRS, such investments are included within cash and cash equivalents.

(vi) Software
Under UK GAAP, software is capitalised together with the related hardware within property, plant and equipment. Under IFRS, software is classified within intangible assets.

(vii) Short term provisions
Under UK GAAP, provisions are presented on the balance sheet separately from creditors and include both current and non-current provisions. Under IFRS, the current portion of provisions is included within current liabilities.

(viii) Cumulative translation differences
Exchange adjustments arising on the retranslation of overseas subsidiaries' net assets on consolidation are recorded directly in equity within the reserve for cumulative translation differences. In accordance with IFRS 1 this was set at nil on 1 April 2004. This adjustment reflects the reclassification of UK GAAP translation differences from retained earnings into the cumulative translation differences reserve during the year ended 31 March 2005.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

2. IFRS adjustments and reconciliations from UK GAAP to IFRS (continued)

(d) Impact of adoption of IFRS on net assets at 1 April 2004 (date of adoption of IFRS)

The following is a summary of the IFRS measurement and presentation adjustments as they affected net assets at 1 April 2004 (the date of adoption of IFRS), which arise as a consequence of applying IFRS measurement principles as compared with UK GAAP.

At 1 April 2004	Notes	£m
		=========
Net assets under UK GAAP		1,271

IFRS measurement adjustments
Replacement expenditure	2(b)(i)	2,778
Derecognition of regulatory assets	2(b)(ii)	(1,817)
Pensions and other post-retirement benefits	2(b)(v)	(1,382)
Deferred taxation	2(b)(vi)	(84)
Proposed final dividend	2(b)(vii)	366
Other	2(b)(viii)	(10)
		(149)
IFRS presentation adjustments
Non-equity minority interests	2(c)(i)	(38)
		-----------
Net assets under IFRS		1,084
		=========

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

3. Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of the Group's business activities. The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks and the gas National Transmission System in the UK
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	Four of the eight regional networks of Britain's gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and electricity distribution in New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephony infrastructure in the UK and US

Continuing operations - other activities primarily relates to: UK based gas metering activities; our liquefied natural gas storage activities; the electricity interconnectors business; and Advantica, the energy technology and systems solutions business.

Discontinued operations comprise the operations of the four gas distribution networks that the Group sold on 1 June 2005 and the results of Citelec, an Argentinian joint venture sold in August 2004.

The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items. The Group's primary reporting format is by business and the secondary reporting format is by geographical area.

Segmental results have been affected by relevant IFRS measurement and presentation adjustments described in note 2. The IFRS presentation adjustments also reflect the reallocation of £38m of corporate overheads from segments to other activities.

The Group manages its business segments on a global basis. The operations are based in two main geographical areas being the UK and the US. There is no intra-group revenue between the UK and US geographical areas.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

3. Segmental analysis (continued)

(a) Group revenue for the year ended 31 March 2005
		UK GAAP	IFRS measurement adjustments	IFRS discontinued operations	IFRS
		£m	£m	£m	£m
		==========	==========	==========	==========
Continuing operations
UK electricity and gas transmission		1,930	-	-	1,930
US electricity transmission		283	1	-	284
UK gas distribution		2,215	-	(1,102)	1,113
US electricity and gas distribution		3,114	(27)	-	3,087
US stranded cost recoveries		420	(11)	-	409
Wireless infrastructure		208	-	-	208
Other activities		844	-	-	844
Sales between businesses		(493)	-	-	(493)
		-----------	-----------	-----------	-----------
Group revenue		8,521	(37)	(1,102)	7,382
		==========	==========	==========	==========
Continuing operations
UK		4,723	-	(1,102)	3,621
US		3,798	(37)	-	3,761
		-----------	-----------	-----------	-----------
Group revenue		8,521	(37)	(1,102)	7,382
		==========	==========	==========	==========

(b) Group operating profit - before exceptional items and goodwill amortisation for the year ended 31 March 2005

	UK GAAP before exceptionals and goodwill amortisation	IFRS measurement adjustments	IFRS presentation adjustments	IFRS discontinued operations	IFRS before exceptional items
	£m	£m	£m	£m	£m
	==========	==========	==========	==========	==========
Continuing operations
UK electricity and gas transmission	809	(5)	13	-	817
US electricity transmission	123	(2)	1	-	122
UK gas distribution	570	349	15	(510)	424
US electricity and gas distribution	374	(44)	8	-	338
US stranded cost recoveries	121	306	-	-	427
Wireless infrastructure	46	(8)	4	-	42
Other activities	162	3	29	-	194
Share of joint ventures' operating profit	7	-	(7)	-	-
	-----------	-----------	-----------	-----------	-----------
Operating profit - before exceptional items and goodwill amortisation	2,212	599	63	(510)	2,364
	==========	==========	==========	==========	==========
Continuing operations
UK	1,583	339	61	(510)	1,473
US	623	260	8	-	891
Latin America	1	-	(1)	-	-
Rest of the World	5	-	(5)	-	-
	-----------	-----------	-----------	-----------	-----------
Operating profit - before exceptional items and goodwill amortisation	2,212	599	63	(510)	2,364
	==========	==========	==========	==========	==========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

3. Segmental analysis (continued)

(c) Group operating profit - after exceptional items and goodwill amortisation for the year ended 31 March 2005
	UK GAAP after exceptionals and goodwill amortisation	IFRS measurement adjustments	IFRS presentation adjustments	IFRS discontinued operations	IFRS after exceptional items
	£m	£m	£m	£m	£m
	==========	==========	==========	==========	==========
Continuing operations
UK electricity and gas transmission	807	(5)	13	-	815
US electricity transmission	102	16	1	-	119
UK gas distribution	390	364	15	(436)	333
US electricity and gas distribution	286	(36)	8	-	258
US stranded cost recoveries	121	306	-	-	427
Wireless infrastructure	10	15	4	-	29
Other activities	129	3	29	-	161
Share of joint ventures' operating profit	7	-	(7)	-	-
	-----------	-----------	-----------	-----------	-----------
Operating profit - after exceptional items and goodwill amortisation	1,852	663	63	(436)	2,142
	==========	==========	==========	==========	==========
Continuing operations
UK	1,336	374	61	(436)	1,335
US	510	289	8	-	807
Latin America	1	-	(1)	-	-
Rest of the World	5	-	(5)	-	-
	-----------	-----------	-----------	-----------	-----------
Operating profit - after exceptional items and goodwill amortisation	1,852	663	63	(436)	2,142
	==========	==========	==========	==========	==========

(d) Group assets and liabilities at 31 March 2005
	Total assets			Total liabilities
	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS
	£m	£m	£m	£m	£m	£m
	===========	===========	===========	===========	===========	===========
UK electricity and gas transmission	6,448	(4)	6,444	(713)	(603)	(1,316)
US electricity transmission	1,469	76	1,545	(30)	(69)	(99)
UK gas distribution	5,167	4,899	10,066	(1,608)	(1,164)	(2,772)
US electricity and gas distribution	5,311	(350)	4,961	(1,066)	(668)	(1,734)
US stranded cost recoveries	2,311	(2,252)	59	(618)	-	(618)
Wireless infrastructure	1,462	115	1,577	(247)	(14)	(261)
Other activities	1,818	1	1,819	(920)	156	(764)
Joint ventures	17	-	17	-	-	-
Unallocated	708	336	1,044	(18,118)	245	(17,873)
	-----------	-----------	-----------	-----------	-----------	-----------
Group total
	24,711	2,821	27,532	(23,320)	(2,117)	(25,437)
	===========	===========	===========	===========	===========	===========
UK	14,494	5,008	19,502	(3,441)	(1,625)	(5,066)
US	9,229	(2,523)	6,706	(1,730)	(737)	(2,467)
Rest of the World	280	-	280	(31)	-	(31)
Unallocated	708	336	1,044	(18,118)	245	(17,873)
	-----------	-----------	-----------	-----------	-----------	-----------
Group total
	24,711	2,821	27,532	(23,320)	(2,117)	(25,437)
	===========	===========	===========	===========	===========	===========

Unallocated total assets include cash and cash equivalents, financial investments and taxation. Unallocated total liabilities include borrowings, tax, interest and dividends. UK gas distribution includes the assets and liabilities of the four sold regional gas networks.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

3. Segmental analysis (continued)

(e) Other segmental information for the year ended 31 March 2005
	Capital expenditure			Depreciation and amortisation
	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS
	£m	£m	£m	£m	£m	£m
	===========	===========	===========	==========	==========	==========
UK electricity and gas transmission	522	-	522	279	7	286
US electricity transmission	74	-	74	61	(20)	41
UK gas distribution	272	474	746	191	148	339
US electricity and gas distribution	234	-	234	254	(119)	135
US stranded cost recoveries	-	-	-	136	(136)	-
Wireless infrastructure	19	-	19	54	(17)	37
Other activities	310	-	310	157	-	157
	-----------	-----------	-----------	----------	----------	----------
Group total
	1,431	474	1,905	1,132	(137)	995
	===========	===========	===========	==========	==========	==========
UK	981	474	1,455	675	141	816
US	312	-	312	457	(278)	179
Rest of the World	138	-	138	-	-	-
	-----------	-----------	-----------	----------	----------	----------
Group total
	1,431	474	1,905	1,132	(137)	995
	===========	===========	===========	==========	==========	==========

Capital expenditure comprises additions to property, plant and equipment and to intangible assets other than goodwill. UK gas distribution includes £387m of capital expenditure and £176m of depreciation in respect of the four sold regional gas distribution networks.

(f) Results of discontinued operations for the year ended 31 March 2005

The IFRS disclosures for the year ended 31 March 2005 are presented on the basis that they would appear as comparatives in the Group financial statements for the year ended 31 March 2006. As a result, the four regional gas distribution networks that were sold on 1 June 2005 have been shown as discontinued operations even though they did not qualify as discontinued operations under IFRS as at 31 March 2005.

	UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	IFRS
	£m	£m	£m	£m
	==========	==========	==========	==========
Revenues	1,102	-	-	1,102
Operating costs	(831)	165	-	(666)
	-----------	-----------	-----------	-----------

Operating profit before exceptional items	345	165	-	510
Exceptional items	(74)	-	-	(74)
Total operating profit from discontinued operations	271	165	-	436
Share of post-tax results of joint venture	-	-	(5)	(5)
	-----------	-----------	-----------	-----------
Profit before taxation from discontinued operations	271	165	(5)	431
Taxation	(91)	(49)	-	(140)
	-----------	-----------	-----------	-----------
	180	116	(5)	291
Gain on disposal of joint venture	-	-	13	13
	-----------	-----------	-----------	-----------
Profit for the year
- Before exceptional items	241	116	(5)	352
- Exceptional items	(61)	-	13	(48)
Profit for the year from discontinued operations	180	116	8	304
	==========	==========	==========	==========

The results of the four regional gas distribution networks under UK GAAP have been remeasured under IFRS. The principal measurement adjustments relate to repex and deferred taxation.

Both the share of post-tax results of joint venture and gain on disposal of joint venture relate to Citelec.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

4. Other operating income

Other operating income represents income on disposal of property, plant and equipment, principally properties disposed by the Group's property management business.

5. Operating costs for the year ended 31 March 2005

	UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	IFRS
	£m	£m	£m	£m
	=========	=========	=========	=========
Depreciation	860	129	-	989
Amortisation	272	(266)	-	6
Payroll costs	941	60	50	1,051
Other operating charges:
- Purchases of electricity	1,678	182	-	1,860
- Purchases of gas	385	-	-	385
- Rates and property taxes	490	-	-	490
- Electricity transmission services scheme direct costs	301	-	-	301
- Replacement expenditure	474	(474)	-	-
- Other operating charges	1,275	(331)	(50)	894
	4,603	(623)	(50)	3,930
	-----------	-----------	-----------	-----------
Total operating costs	6,676	(700)	-	5,976
	=========	=========	=========
Less: operating costs of discontinued operations as measured under IFRS				(666)
				-----------
Total operating costs - continuing operations				5,310
				=========
Analysed as:
- Exceptional items				222
- Other operating costs				5,088
				-----------
Total operating costs - continuing operations				5,310
				=========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

6. Exceptional items for the year ended 31 March 2005

In accordance with IAS 1, the Group separately discloses items of income and expense that are material, by virtue of their size or nature, when such presentation is relevant to an understanding of the Group's financial performance. Such items do not include gains and losses on disposal of properties by the Group's property management company that are considered part of the Group's normal recurring activities, which are included within exceptional items under UK GAAP, but are included within other operating income under IFRS.

		UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	IFRS discontinued operations	IFRS
	Notes	£m	£m	£m	£m	£m
		=========	=========	=========	=========	=========
Restructuring costs	2(b)(v)	210	(15)	-	(74)	121
Environmental charges	2(b)(ii)	41	60	-	-	101
Operating exceptional charges		251	45	-	(74)	222
Gains on disposal of property, plant & equipment	2(c)(ii)	(70)	-	70	-	-
Gain on disposal of investment in joint venture		(13)	-	13	-	-
Non-operating exceptional credits		(83)	-	83	-	-
		----------	----------	----------	----------	----------
Total exceptional items before taxation		168	45	83	(74)	222
		----------	----------	----------	----------	----------
Restructuring costs	2(b)(v)	(52)	5	-	13	(34)
Environmental charges	2(b)(ii)	(15)	(24)	-	-	(39)
Other exceptional tax credits		-	-	(13)	-	(13)
Tax credit on operating exceptional items		(67)	(19)	(13)	13	(86)
Gains on disposal of property, plant & equipment		1	-	(1)	-	-
Other exceptional tax credits		(13)	-	13	-	-
Tax on non-operating exceptional items		(12)	-	12	-	-
		----------	----------	----------	----------	----------
Tax on exceptional items		(79)	(19)	(1)	13	(86)
		----------	----------	----------	----------	----------
Exceptional items after tax - continuing		89	26	82	(61)	136
Exceptional items after tax - discontinued	3(f)	-	-	(13)	61	48
		----------	----------	----------	----------	----------
Total exceptional items		89	26	69	-	184
		=========	=========	=========	=========	=========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

7. Taxation for the year ended 31 March 2005

The deferred tax calculated on the IFRS measurement adjustments described in note 2 above have been computed at the appropriate marginal rate of tax attributable to the taxation jurisdiction in which the pre-tax adjustment arises.

Deferred tax IFRS adjustments arising as a result of the application of IFRS measurement rules compared with UK GAAP increased the tax charge by £11m relating to gains on property disposals rolled over into replacement assets. Under UK GAAP, no provision for deferred tax is made where it is not envisaged that any tax rolled over would become payable in the foreseeable future.

A summary of the effect of the application of IFRS accounting principles on the UK GAAP tax charge for the Group is shown below:

	Excluding exceptional items	Exceptional tax charge /(credit)	Total tax charge
	£m	£m	£m
	=========	=========	=========
Tax charge / (credit) as computed under UK GAAP
	324	(79)	245
Tax effect of IFRS measurement adjustments	224	(19)	205
Recalculation of deferred tax using the temporary method instead of the timing method	11	-	11
	-----------	-----------	-----------
Tax charge / (credit) as measured under IFRS	559	(98)	461
Reclassification of tax on disposal of property, plant and equipment
	1	(1)	-
Less: share of tax on joint ventures presented as part of results of joint ventures	(2)	-	(2)
Less: tax (charge)/credit on discontinued operations	(153)	13	(140)
	-----------	-----------	-----------
Tax charge / (credit) as measured under IFRS on continuing operations	405	(86)	319
	=========	=========	=========

8. Earnings per share and profit before taxation for the year ended 31 March 2005

(a) Earnings per share - continuing and discontinued operations
	Remeasured under IFRS Profit for the year	Weighted average no. of shares	Remeasured under IFRS Earnings per share
	£m	million	pence
	=========	=========	=========
Earnings per share - continuing operations	1,120	3,082	36.3p
Earnings per share - discontinued operations	304	-	9.9p
	-----------	-----------	-----------
Earnings per share	1,424	3,082	46.2p
	=========	=========	=========
Dilutive impact of employee share options	-	14
	-----------	-----------	-----------
Diluted earnings per share - continuing operations	1,120	3,096	36.2p
Diluted earnings per share - discontinued operations	304	-	9.8p
	-----------	-----------	-----------
Diluted earnings per share	1,424	3,096	46.0p
	=========	=========	=========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

8. Earnings per share and profit before taxation for the year ended 31 March 2005 (continued)

(b) Reconciliation from adjusted earnings per share to earnings per share
	Note	Remeasured under IFRS Profit for the year	Weighted average no. of shares	Remeasured under IFRS Earnings per share
		£m	million	pence
		=========	=========	=========
Adjusted earnings per share - continuing operations		1,256	3,082	40.8p
Adjusted earnings per share - discontinued operations		352	-	11.4p
		-----------	-----------	-----------
Adjusted earnings per share		1,608	3,082	52.2p

Exceptional items - continuing operations	6	(222)	-	(7.2)p
Tax on exceptional items - continuing operations	6	86	-	2.8p
Exceptional items - discontinued operations (net of tax)	6	(48)	-	(1.6)p
		-----------	-----------	-----------
Earnings per share		1,424	3,082	46.2p
		=========	=========	=========
Adjusted earnings per ordinary share, which excludes the impact of exceptional items and discontinued operations, is provided in order to better reflect the underlying performance of the Group's continuing operations.

(c) Reconciliation of diluted adjusted earnings per share to diluted earnings per share
	Note	Remeasured under IFRS Profit for the year	Weighted average no. of shares	Remeasured under IFRS Earnings per share
		£m	million	pence
		=========	=========	=========
Diluted adjusted earnings per share - continuing operations		1,256	3,096	40.6p
Diluted adjusted earnings per share - discontinued operations		352	-	11.4p
		-----------	-----------	-----------
Diluted adjusted earnings per share		1,608	3,096	52.0p

Exceptional items - continuing operations	6	(222)	-	(7.2)p
Tax on exceptional items - continuing operations	6	86	-	2.8p
Exceptional items - discontinued operations (net of tax)	6	(48)	-	(1.6)p
		-----------	-----------	-----------
Diluted earnings per share		1,424	3,096	46.0p
		=========	=========	=========

(d) Adjusted profit before taxation The following table reconciles adjusted profit before taxation to profit before taxation for the year ended 31 March 2005.
	UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	IFRS discontinued operations	IFRS
	£m	£m	£m	£m	£m
	=========	=========	=========	=========	=========
Adjusted profit before taxation	1,429	668	74	(510)	1,661
Exceptional operating items	(251)	(45)	-	74	(222)
Goodwill amortisation	(109)	109	-	-	-
Exceptional non-operating items	83	-	(83)	-	-
	-----------	-----------	-----------	-----------	-----------
Profit before taxation	1,152	732	(9)	(436)	1,439
	=========	=========	=========	=========	=========

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

9. Adoption of IAS 39 and IAS 32 and presentation of net debt at 1 April 2005

(a) Adoption of IAS 39 and IAS 32

In accordance with IFRS 1, the balance sheet at 31 March 2005 and the income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of IAS 39 and IAS 32 on 1 April 2005.

The principal effect of the adoption of these standards at 1 April 2005 is to record derivative financial instruments and available for sale investments in the balance sheet at their fair value, while deferred gains and losses relating to items qualifying for hedge accounting are derecognised and instead recorded in equity (for cash flow hedges and net investment hedges) or by adjusting the carrying value of the hedged financial instrument (for fair value hedges).

(b) Effect of IAS 39 on net debt and net assets

	As previously measured under UK GAAP	IFRS measurement adjustments	IFRS presentation adjustments	Remeasured under IFRS pre-IAS 39	IAS 39 transition adjustment	IAS 39 reclass-ifications	IFRS post-IAS 39
	-----------	-----------	-----------	-----------	-----------	-----------	-----------
	At 31 March 2005	At 31 March 2005	At 31 March 2005	At 31 March 2005	At 1 April 2005	At 1 April 2005	At 1 April 2005
		(i)	(ii) (iii)		(iv) (v) (vi) (vii)	(viii)
	£m	£m	£m	£m	£m	£m	£m
	========	========	========	========	========	========	========
Cash and cash equivalents	100	-	172	272	-	-	272
Bank overdrafts	(18)	-	-	(18)	-	-	(18)
	----------	----------	----------	----------	----------	----------	----------
Net cash and cash equivalents	82	-	172	254	-	-	254
Financial investments	570	-	(172)	398	3	-	401
Borrowings	(14,201)	(67)	(22)	(14,290)	(539)	(314)	(15,143)
	----------	----------	----------	----------	----------	----------	----------
	(13,549)	(67)	(22)	(13,638)	(536)	(314)	(14,488)
Derivative financial assets	-	-	-	-	633	92	725
Derivative financial liabilities	-	-	-	-	(178)	(4)	(182)
	-----------	-----------	-----------	-----------	-----------	-----------	-----------
Net debt
	(13,549)	(67)	(22)	(13,638)	(81)	(226)	(13,945)
Accrued interest	(255)	-	-	(255)	29	226	-
Deferred gains and losses	(39)	-	-	(39)	39	-	-
Available for sale investments	131	-	-	131	4	-	135
Commodity contract assets	-	-	-	-	63	-	63
Commodity contract liabilities	(327)	-	-	(327)	(193)	-	(520)
Purchased power obligations	(144)	-	-	(144)	130	-	(14)
Other assets and liabilities	15,574	793	-	16,367	(5)	-	16,362
	-----------	----------	-----------	-----------	-----------	-----------	-----------
Net assets
	1,391	726	(22)	2,095	(14)	-	2,081
	========	========	========	========	========	========	========

(i) The net impact of IFRS measurement adjustments described in note 2(b) on net assets was £726m. This included the recognition of £67m of finance lease obligations as described in note 2(b)(viii), together with corresponding recognition of £65m of property, plant and equipment, which is included within the £793m of IFRS measurement adjustments affecting other assets and liabilities.

(ii) As described in note 2(c)(v), short term highly liquid investments are included within cash and cash equivalents under IFRS.

(iii) As described in note 2(c)(i), minority interests have been reclassified as part of borrowings under IFRS.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Notes to the IFRS conversion statement

9. Adoption of IAS 39 and IAS 32 and presentation of net debt at 1 April 2005 (continued)

(iv) On the adoption of IAS 39, derivative financial assets and liabilities are recognised on the balance sheet, with corresponding adjustments to retained earnings or to other reserves within equity (in respect of derivatives qualifying as cash flow hedges or net investment hedges) or to the carrying value of debt (in respect of derivatives qualifying as fair value hedges). The impact on other assets and liabilities principally relates to the deferred tax effect of these adjustments.

(v) Under UK GAAP, deferred gains and losses relating to hedged financial instruments are carried forward in the balance sheet and reflected in the profit and loss account in line with those hedged financial instruments. Under IAS 39, deferred gains and losses relating to qualifying hedge relationships are recorded in equity (for cash flow hedges and net investment hedges) or by adjusting the carrying value of the hedged financial instrument (for fair value hedges) or in the income statement if hedge accounting is not achieved.

(vi) On the adoption of IAS 39, available for sale investments (being financial investments not held for financial management purposes) and financial investments have been adjusted by £4m and £3m respectively. Under UK GAAP and IFRS at 31 March 2005, these are carried at cost, while under IAS 39 these are carried at fair value.

(vii) Under UK GAAP, index-linked swap contracts are carried at fair value. Under IAS 39, these commodity contracts are treated as derivative financial instruments and are also carried at fair value. In addition, assets and liabilities arising from certain other commodity contract assets and liabilities not previously recognised under UK GAAP and IFRS as at 31 March 2005 are recorded on the balance sheet as at 1 April 2005, offset by a reduction in purchased power obligations.

(viii) Under UK GAAP and IFRS at 31 March 2005, accrued interest is presented separately within creditors from the financial instruments to which it relates. Under IAS 32 and IAS 39 the carrying value of borrowings and derivative financial assets and liabilities includes the related accrued interest balance.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Appendix 1

Provisional Accounting Policies for the year ending 31 March 2006

(a) Basis of preparation of Group financial statements

These Group financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Group financial statements have been prepared on an historical cost basis, except for the revaluation of financial instruments from 1 April 2005 onwards.

These Group financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates.

The IFRS disclosures for the year ended 31 March 2005 are presented as comparatives for the purpose of the Group financial statements for the year ended 31 March 2006. As a consequence, the gas distribution networks which were sold on 1 June 2005 have been shown separately as discontinued operations even though they did not meet the criteria to qualify as discontinued operations under IFRS until after 31 March 2005.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and its subsidiaries ("Group undertakings"), together with the Group's share of the results, assets and liabilities of jointly controlled entities ("joint ventures") using the equity method of accounting, less any provision for impairment.

Losses in excess of the Group's interest in joint ventures are not recognised, except where the Group has made a commitment to make good those losses.

Where necessary, adjustments are made to bring the accounting policies used under relevant local GAAP in the individual financial statements of the Company, subsidiaries and joint ventures into line with those used by the Group under IFRS.

The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The accounting treatment for business combinations which occurred prior to 1 April 2004 and were accounted for under UK GAAP has not changed with the transition to IFRS. In particular the accounting for the business combination with Lattice Group plc on 21 October 2002 as a uniting of interests ("merger") has been retained, based on the previously applied UK GAAP accounting principles.

(c) Foreign currencies

Transactions in currencies other than the functional currency of the Group undertaking concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates.

As set out in note (p) below, as permitted by IFRS 1, prior to 1 April 2005 the Group adopted UK GAAP for hedge accounting and, consequently, monetary assets and liabilities denominated in foreign currencies were translated at hedged rates instead of closing exchange rates.

Gains and losses arising on retranslation of monetary assets and liabilities are included in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the weighted average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the Group's translation reserve. Other non-monetary assets are not retranslated unless they are carried at fair value.

(d) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.

Goodwill is recognised as an asset and is not amortised, but is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill recorded under UK GAAP arising on acquisitions before 1 April 2004, the date of transition to IFRS, has been frozen at that date, subject to testing for impairment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

(e) Intangible assets other than goodwill

With the exception of goodwill, as described above, identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.

Internally generated intangible fixed assets, such as software, are recognised only if an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and that the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Provisional Accounting Policies (continued)

On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the balance sheet.

Intangible assets, other than goodwill are amortised on a straight-line basis over their estimated economic useful lives. Amortisation periods for categories of intangible assets are:

Amortisation periods for categories of intangibles	Years
Software	3 to 5
Telecommunication licences	10 to 25
Acquired customer relationships	10 to 25

(f) Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and any impairment losses.

Cost includes payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment.

Property, plant and equipment includes assets in which the Group's interest comprises legally protected statutory or contractual rights of use.

Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets.

Contributions received towards the cost of property, plant and equipment are included in creditors as deferred income and credited on a straight-line basis to the profit and loss account over the estimated economic useful lives of the assets to which they relate.

No depreciation is provided on freehold land and assets in the course of construction.

Other property, plant and equipment are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown below.

Depreciation periods by category of asset	Years
Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 60
Gas plant - mains, services and regulating equipment	30 to 65
Gas plant - storage	40
Gas plant - meters	10 to 33
Wireless towers/infrastructure	20 to 55
Freehold and leasehold buildings	Up to 65
Motor vehicles and office equipment	Up to 10

(g) Impairment of assets

Impairments of assets are calculated as the difference between the carrying value of the asset and its recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which that asset belongs.

Recoverable amount is defined as the higher of fair value less costs to sell and estimated value in use at the date the impairment review is undertaken.

Value in use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Goodwill is tested for impairment at least annually. Otherwise, tests for impairment are carried out only if there is some indication that the carrying value of the assets may have been impaired.

Impairments are recognised in the income statement and, where material, are disclosed separately.

(h) Deferred taxation and investment tax credits

Deferred tax is provided in full on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Investment tax credits are amortised over the economic life of the asset which gives rise to the credits.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Provisional Accounting Policies (continued)

(i) Discontinued operations and non-current assets held for sale

Cash flows and operations that relate to a major component of the business, or geographical area of operations, that have been sold or are classified as held for sale are shown separately from the continuing operations of the Group.

The gas distribution networks sold on 1 June 2005, are shown separately as discontinued operations as are the comparative results and cash flows for the year ended 31 March 2005 even though the criteria to qualify as discontinued operations under IFRS were not met until after 31 March 2005.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. No depreciation is charged on assets and disposal groups classified as held for sale.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.

(k) Decommissioning and environmental costs

Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. Where appropriate, the establishment of a provision is recorded as part of the original cost of the related property, plant and equipment.

Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives, otherwise such changes are recognised in the income statement.

The unwinding of the discount is included within the income statement as a financing charge.

(l) Revenues

Revenues primarily represent the sales value derived from the transmission and distribution of energy and recovery of stranded costs together with the sales value derived from the provision of other services, including wireless infrastructure services, to customers during the year and excludes value added tax and intra-group sales.

The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements are recognised in the period in which they are recoverable from customers.

Revenues include an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end, exclude inter-business and inter-company transactions, and are stated net of value added tax and similar sales-based taxes.

Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.

(m) Pensions and other post-retirement benefits

For defined benefit retirement schemes, the cost of providing benefits is determined using the projected unit method, with actuarial valuations being carried out at each balance sheet date.

Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.

Past service costs are recognised immediately to the extent that benefits are already vested. Otherwise such costs are amortised on a straight-line basis over the period until the benefits vest.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations, as reduced by the fair value of scheme assets.

The expected return on scheme assets and the unwinding of the discount on defined benefit obligations are recognised within interest income and expense respectively.

(n) Leases

Rentals under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognised at their fair value on inception and depreciated over their useful economic lives. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

(o) Financial instruments

Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Provisional Accounting Policies (continued)

Financial assets and financial liabilities are initially recognised in the balance sheet at cost.

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade payables are not interest bearing and are stated at their nominal value.

Investments are initially measured at cost including transaction costs, but with effect from 1 April 2005 are subsequently carried at fair value.

From 1 April 2005 changes in the fair value of investments classified as held for trading are included in the income statement, whilst changes in the fair value of investments classified as available for sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments. Prior to 1 April 2005, accrued interest is presented as part of current liabilities and not combined with the principal amounts payable.

Derivative financial instruments are recorded as described below.

Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to get ready for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

(p) Hedge accounting and derivative financial instruments

The Group enters into both derivative financial instruments ("derivatives") and non-derivative financial instruments in order to manage its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements, interest rate swaptions and indexed swap contracts relating to the purchase of energy.

All derivative transactions are undertaken, or maintained, with a view to providing a commercial hedge of the interest, currency or commodity price risks associated with the Group's underlying business activities and the financing of those activities.

With effect from 1 April 2005, derivatives are carried in the balance sheet at their fair value.

Prior to 1 April 2005, the Group adopted UK GAAP accounting principles for hedge accounting and for derivatives. Derivatives used for hedge accounting were not recorded on the balance sheet as assets or liabilities. Monetary assets and liabilities in foreign currencies were retranslated at hedged rates instead of closing rates. Exchange gains and losses relating to the hedge of the net investment in overseas subsidiaries were recorded directly in equity.

As permitted by the provisions of IFRS 1, the comparative balance sheet and income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of IAS 39 Financial Instruments: Recognition and Measurement.

From 1 April 2005, the accounting policy for hedge accounting is as described below. Disclosures on the impact of implementing IAS 39 at 1 April 2005 are set out in note 9.

Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows ("cash flow hedges") are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where an asset or a liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that asset or liability.

Changes in the carrying value of financial instruments that are designated as hedges of the changes in the fair value of assets or liabilities ("fair value hedges") are recognised in the income statement. An equal and opposite amount is recorded as an adjustment to the carrying value of hedged items, with a corresponding entry in the income statement, to the extent that the change is attributable to the risk being hedged and that the fair value hedge is effective.

Exchange gains or losses arising on financial instruments that are designated and effective as hedges of the Group's net investment in overseas operations ("net investment hedges") are recorded directly in equity, with any ineffective portion recognised immediately in the income statement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. For fair value hedges the cumulative adjustment recorded to its carrying value at the date hedge accounting is discontinued is amortised to the income statement using the effective interest method.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Provisional Accounting Policies (continued)

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

(q) Restructuring costs

Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the income statement in the year in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees.

(r) Share-based payments

The Group issues equity-settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

(s) Exceptional items

Exceptional items are transactions that are material, significant or by their nature are relevant to understanding the Group's financial performance and are shown separately to provide a better indication of the underlying results of the Group.

(t) Other operating income

Other operating income includes profits or losses arising on the disposal of properties by the Group's property management business, which is considered to be part of the normal recurring operating activities of the Group.

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Analysis of IFRS adjustments to the income statement - total Group                                                  Appendix 2
For the year ended 31 March 2005

	IFRS measurement adjustments - see note 2(b)								IFRS presentation adjustments - see note 2(c)

	(i) Replacement expenditure	(ii) Regulatory assets	(iii) Goodwill amortisation	(iv) Intangibles amortisation	(v) Pensions and OPBs*	(vi) Deferred taxation	(viii) Other adjustments	Total measurement adjustments	(i) Non-equity MI	(ii) Disposals of P,P&E	(iii) Share of JVs	(iv) Profit on disposal of JV	Total presentation adjustments	Total IFRS adjustments
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations:
Group revenue	-	(37)	-	-	-	-	-	(37)	-	-	-	-	-	(37)
Other operating income	-	-	-	-	-	-	-	-	-	70	-	-	70	70
	-	(37)	-	-	-	-	-	(37)	-	70	-	-	70	33
Operating costs	336	246	109	(6)	21	-	(6)	700	-	-	-	-	-	700
Share of joint ventures' operating profit	-	-	-	-	-	-	-	-	-	-	(7)	-	(7)	(7)
Operating profit
- Before exceptional items	336	269	-	(6)	6	-	(6)	599	-	70	(7)	-	63	662
- Exceptional items	-	(60)	-	-	15	-	-	(45)	-	-	-	-	-	(45)
- Goodwill amortisation	-	-	109	-	-	-	-	109	-	-	-	-	-	109
Total operating profit	336	209	109	(6)	21	-	(6)	663	-	70	(7)	-	63	726
Non-operating exceptionals	-	-	-	-	-	-	-	-	-	(70)	-	(13)	(83)	(83)
Net finance costs	-	37	-	-	36	-	(4)	69	(2)	-	10	-	8	77
Share of post-tax results of joint ventures	-	-	-	-	-	-	-	-	-	-	3	-	3	3
Profit before taxation	336	246	109	(6)	57	-	(10)	732	(2)	-	6	(13)	(9)	723
Taxation
- Excluding exceptional items	(100)	(119)	-	2	(11)	(11)	4	(235)	-	(1)	2	-	1	(234)
- Exceptional items	-	24	-	-	(5)	-	-	19	-	1	-	-	1	20
Total taxation	(100)	(95)	-	2	(16)	(11)	4	(216)	-	-	2	-	2	(214)
Profit from continuing operations
- Before exceptional items	236	187	-	(4)	31	(11)	(6)	433	(2)	69	8	-	75	508
- Exceptional items	-	(36)	-	-	10	-	-	(26)	-	(69)	-	(13)	(82)	(108)
- Goodwill amortisation	-	-	109	-	-	-	-	109	-	-	-	-	-	109
Profit from continuing operations	236	151	109	(4)	41	(11)	(6)	516	(2)	-	8	(13)	(7)	509

Discontinued operations:
Profit from discontinued operations	-	-	-	-	-	-	-	-	-	-	(5)	13	8	8
Profit for the year - including MI share	236	151	109	(4)	41	(11)	(6)	516	(2)	-	3	-	1	517
Attributable to minority interests	-	-	-	-	-	-	-	-	2	-	(3)	-	(1)	(1)
Attributable to equity shareholders:
Profit for the year
- Continuing operations before exceptional items	236	187	-	(4)	31	(11)	(6)	433	-	69	5	-	74	507
- Discontinued operations before exceptionals	-	-	-	-	-	-	-	-	-	-	(5)	-	(5)	(5)
- Exceptional items
- continuing operations	-	(36)	-	-	10	-	-	(26)	-	(69)	(13)	-	(82)	(108)
- discontinued operations	-	-	-	-	-	-	-	-	-	-	13	-	13	13
- Goodwill amortisation	-	-	109	-	-	-	-	109	-	-	-	-	-	109
Profit for the year	236	151	109	(4)	41	(11)	(6)	516	-	-	-	-	-	516
A discussion of the underlying differences between UK GAAP and IFRS is provided in note 2 to the IFRS adoption statement.
* Other Post-retirement Benefits

National Grid plc (formerly National Grid Transco plc)
IFRS conversion statement

Analysis of IFRS adjustments to the balance sheet - total Group                                                                     Appendix 3
At 31 March 2005
	IFRS measurement adjustments - see note 2(b)									IFRS presentation adjustments - see note 2(c)

	(i) Replacement expenditure	(ii) Regulatory assets	(iii) Goodwill	(iv) Intangible assets	(v) Pensions and OPBs*	(vi) Deferred taxation	(vii) Proposed dividend	(viii) Other adjustments	Total measurement adjustments	(i) Non-equity MI	(v) Cash equivalents	(vi) Software	(vii) Short term provisions	(viii) Cumulative translation	Total presentation adjustments	Total IFRS adjustments
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets Non-current assets
Goodwill	-	-	18	-	-	-	-	-	18	-	-	-	-	-	-	18
Other intangible assets	-	-	-	182	-	-	-	1	183	-	-	175	-	-	175	358
Property, plant and equipment	4,910	108	-	-	-	-	-	64	5,082	-	-	(175)	-	-	(175)	4,907
Investments in joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	-	45	-	-	291	-	-	-	336	-	-	-	-	-	-	336
Other receivables	-	(2,402)	-	-	-	-	-	-	(2,402)	-	-	-	-	-	-	(2,402)
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current assets	4,910	(2,249)	18	182	291	-	-	65	3,217	-	-	-	-	-	-	3,217

Current assets
Inventories	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and other receivables	-	(369)	-	-	(12)	-	-	(15)	(396)	-	-	-	-	-	-	(396)
Financial investments	-	-	-	-	-	-	-	-	-	-	(172)	-	-	-	(172)	(172)
Cash and cash equivalents	-	-	-	-	-	-	-	-	-	-	172	-	-	-	172	172
Total current assets	-	(369)	-	-	(12)	-	-	(15)	(396)	-	-	-	-	-	-	(396)

Total assets	4,910	(2,618)	18	182	279	-	-	50	2,821	-	-	-	-	-	-	2,821

Current liabilities
Borrowings	-	-	-	-	-	-	-	(5)	(5)	-	-	-	-	-	-	(5)
Trade and other payables	(17)	-	-	-	-	-	469	-	452	-	-	-	-	-	-	452
Current tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-	-	-	-	-	-	(273)	-	(273)	(273)
Total current liabilities	(17)	-	-	-	-	-	469	(5)	447	-	-	-	(273)	-	(273)	174

Non-current liabilities
Borrowings	-	-	-	-	-	-	-	(62)	(62)	(22)	-	-	-	-	(22)	(84)
Other non-current liabilities	(588)	-	-	-	-	-	-	(4)	(592)	-	-	-	-	-	-	(592)
Deferred tax liabilities	(1,291)	1,005	-	(83)	301	(95)	-	6	(157)	-	-	-	-	-	-	(157)
Retirement benefit obligations	-	-	-	-	(1,770)	-	-	-	(1,770)	-	-	-	-	-	-	(1,770)
Provisions	-	-	-	-	41	-	-	(2)	39	-	-	-	273	-	273	312
Total non-current liabilities	(1,879)	1,005	-	(83)	(1,428)	(95)	-	(62)	(2,542)	(22)	-	-	273	-	251	(2,291)

Total liabilities	(1,896)	1,005	-	(83)	(1,428)	(95)	469	(67)	(2,095)	(22)	-	-	-	-	(22)	(2,117)

Net assets	3,014	(1,613)	18	99	(1,149)	(95)	469	(17)	726	(22)	-	-	-	-	(22)	704

Called up share capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share premium account	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Retained earnings	3,014	(1,666)	19	99	(1,164)	(95)	469	(17)	659	-	-	-	-	73	73	732
Other reserves	-	53	(1)	-	15	-	-	-	67	-	-	-	-	(73)	(73)	(6)
Total shareholders' equity	3,014	(1,613)	18	99	(1,149)	(95)	469	(17)	726	-	-	-	-	-	-	726
Minority interests	-	-	-	-	-	-	-	-	-	(22)	-	-	-	-	(22)	(22)
Total equity	3,014	(1,613)	18	99	(1,149)	(95)	469	(17)	726	(22)	-	-	-	-	(22)	704
A discussion of the underlying differences between UK GAAP and IFRS is provided in note 2 to the IFRS adoption statement.
* Other Post-retirement Benefits.

National Grid plc (NG)
29 July 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------

Today, each of the following National Grid plc Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser, and R J Urwin, technically ceased to be interested in 5,790 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc ('NG.')
29 July 2005

Notification of Interest in NG Ordinary Shares, Pursuant
to Sections 198 to 208 of The Companies Act 1985
-----------------------------------------------------------------------------

National Grid plc yesterday received a further notification from Barclays PLC, that it had a notifiable interest in 4.60% of NG ordinary shares (142,293,508 shares) at 22 July 2005.

1 August 2005
National Grid plc

Listing of New Ordinary Shares and B Shares

The Board of National Grid plc is pleased to announce that the Return of Cash to Shareholders is now being implemented and it is expected that New Ordinary Shares and B Shares in National Grid plc will be admitted to the Official List maintained by the Financial Services Authority and will commence trading at 8.00 a.m. today. Further details of the Return of Cash are contained in the Circular to Shareholders dated 6 June 2005.

On admission, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence each and 3,091,247,761 B Shares of 10 pence each will be in issue.

Application has also been made to the Financial Services Authority and the London Stock Exchange for block listings totalling 11,074,689 New Ordinary Shares of 11 17/43 pence each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

The block listings consist of 11,037,301 shares to be issued under the Employee Share Scheme and 37,388 shares to be issued under the conversion of 4.25% Exchangeable Bond 2008.

Enquiries:

National Grid plc

Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172

Media
Stewart Larque	+44 (0)1926 655274

JPMorgan Cazenove, Broker to National Grid
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid
Anthony Carlisle	+44 (0)7973 611888

Additional Information:

In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.